Exhibit 99.1

SEABRIDGE GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS AT MARCH 31, 2023

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(Unaudited)

		March 31,	December 31,
	Note	2023	2022

Assets
Current assets
Cash and cash equivalents	4	$37,566	$46,150
Short-term deposits	4	1,301	81,690
Amounts receivable and prepaid expenses	5	8,165	8,220
Investment in marketable securities	6	3,844	3,696
Convertible notes receivable		616	631
		51,492	140,387
Non-current assets
Investment in associate	6	1,349	1,389
Long-term receivables and other assets	7	95,353	51,703
Mineral interests, property and equipment	8	932,445	881,497
Reclamation deposits	10	20,665	20,643
		1,049,812	955,232
Total assets		$1,101,304	$1,095,619

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	9	$45,828	$42,956
Flow-through share premium	12	4,038	4,183
Lease obligations		394	511
Provision for reclamation liabilities	10	4,343	4,343
		54,603	51,993
Non-current liabilities
Secured note	11	282,330	263,541
Deferred income tax liabilities	17	26,310	31,934
Lease obligations		1,106	1,115
Provision for reclamation liabilities	10	6,331	6,503
		316,077	303,093
Total liabilities		370,680	355,086

Shareholders’ equity	12	730,624	740,533
Total liabilities and shareholders’ equity		$1,101,304	$1,095,619

Subsequent events (Notes 10 12, and 14), commitments and contingencies (Note 18)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

(Unaudited)

		Three months ended March 31,
	Note	2023	2022

Remeasurement of secured note	11	$(11,746)	$-
Corporate and administrative expenses	15	(3,891)	(4,601)
Equity loss of associate	6	(60)	(44)
Other income - flow-through shares	12	145	99
Environmental rehabilitation expense	10	-	67
Unrealized gain (loss) on convertible notes receivable		(13)	(6)
Foreign exchange gain (loss)		587	(137)
Finance costs, interest expense and other income		(72)	(3,104)
Interest income		786	46
Earnings before income taxes		(14,264)	(7,680)
Income tax recovery	17	3,480	1,399
Net loss for the period		$(10,784)	$(6,281)

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Remeasurement of secured note	11	$(7,601)	$-
Change in fair value of marketable securities		148	174
Tax impact		2,033	(24)
Total other comprehensive income (loss)		(5,420)	150
Comprehensive loss for the period		$(16,204)	$(6,131)

Weighted average number of common shares outstanding
Basic	12	81,554,849	79,245,796
Diluted	12	81,554,849	79,245,796

Earnings (loss) per common share
Basic	12	$(0.13)	$(0.08)
Diluted	12	$(0.13)	$(0.08)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

(Unaudited)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2022	81,339,012	$856,462	$-	$4,655	$36,160	$(157,377)	$633	$740,533
Share issuance - At-The-Market offering	314,000	5,729	-	-	-	-	-	5,729
Share issuance costs	-	(413)	-	-	-	-	-	(413)
Deferred tax on share issuance costs	-	110	-	-	-	-	-	110
Stock-based compensation	-	-	-	868	-	-	-	868
Other comprehensive loss	-	-	-	-	-	-	(5,419)	(5,419)
Net loss for the period	-	-	-	-	-	(10,784)	-	(10,784)
As at March 31, 2023	81,653,012	$861,888	$-	$5,523	$36,160	$(168,161)	$(4,786)	$730,624
As at December 31, 2021	78,975,349	$809,269	-	$8,697	$36,126	$(149,983)	$(1,776)	$702,333
Share issuance - At-The-Market offering	588,169	13,044	-	-	-	-	-	13,044
Share issuance - options exercised	117,500	2,503	-	(884)	-	-	-	1,619
Share issuance – RSUs vested	800	17	-	(17)	-	-	-	-
Share issuance costs	-	(275)	-	-	-	-	-	(275)
Deferred tax on share issuance costs	-	73	-	-	-	-	-	73
Stock-based compensation	-	-	-	2,293	-	-	-	2,293
Other comprehensive income	-	-	-	-	-	-	150	150
Net loss for the period	-	-	-	-	-	(6,281)	-	(6,281)
As at March 31, 2022	79,681,818	$824,631	-	$10,089	$36,126	$(156,264)	$(1,626)	$712,956

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31,
	2023	2022

Operating Activities
Net loss	$(10,784)	$(6,281)
Adjustment for non-cash items:
Remeasurement loss on secured note	11,746	-
Environmental rehabilitation expense	-	(67)
Stock-based compensation	868	2,293
Other income - flow-through shares	(145)	(99)
Income tax recovery	(3,480)	(1,399)
Unrealized foreign exchange gain	(559)	-
Other non-cash items	170	133
Adjustment for cash items:
Environmental rehabilitation disbursements	(233)	(313)
Changes in working capital items:
Amounts receivable and prepaid expenses	55	1,010
Accounts payable and accrued liabilities	(5,298)	(4,915)
Net cash used in operating activities	(7,660)	(9,638)

Investing Activities
Investment in short-term deposits	(31)	(17)
Redemption of short-term deposits	80,420	29,260
Mineral interests, property and equipment	(42,810)	(10,091)
Long-term receivables and other assets	(43,650)	(16,398)
Investment in reclamation deposits	(22)	(4,300)
Net cash used in investing activities	(6,093)	(1,546)

Financing Activities
Secured note	-	281,160
Share issuance net of costs	5,317	12,769
Exercise of options	-	1,619
Payment of lease liabilities	(126)	(7)
Net cash from financing activities	5,191	295,541
Effects of exchange rate fluctuation on cash and cash equivalents	(22)	(56)
Net increase (decrease) in cash and cash equivalents during the period	(8,584)	284,301
Cash and cash equivalents, beginning of the period	46,150	11,523
Cash and cash equivalents, end of the period	$37,566	$295,824

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Notes to the condensed consolidated interim financial statements

As at and for the three months ended March 31, 2023 and 2022

(Amounts in notes and in tables are in millions of Canadian dollars, except where otherwise indicated) (Unaudited)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a company engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of accounting

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) were prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2022 and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These consolidated interim financial statements were authorized for issue by the Company’s board of directors on May 12, 2023.

(b)	Amended IFRS standard effective January 1, 2023

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). Prior to the amendments, IAS 12 contained a recognition exemption whereby deferred income tax assets and liabilities were not recognized for temporary differences arising on initial recognition of assets and liabilities, other than in business combinations, that affect neither accounting nor taxable income. The amendments narrowed the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Company initially applied the amendments to IAS 12 to its consolidated financial statements for the annual reporting period beginning on January 1, 2023. The application of these amendments did not have an impact on the Company’s consolidated financial statements.

(c)	Amended IFRS standard not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2023:

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024

●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.

None of these pronouncements are expected to have a significant impact on the Company’s consolidated financial statements upon adoption.

3.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of expenses during the three months ended March 31, 2023 and 2022. Estimates and assumptions used in the preparation of these consolidated interim financial statements are consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2022. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

4.	Cash and cash equivalents and short-term deposits

($000s)	March 31, 2023	December 31, 2022
Cash and cash equivalents	37,566	46,150
Short-term deposits	1,301	81,690
	38,867	127,840

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	March 31, 2023	December 31, 2022
HST	2,992	4,247
Prepaid expenses and other receivables	5,173	3,973
	8,165	8,220

6.	Investments

($000s)	January 1, 2023	Fair value through other comprehensive income (loss)	Loss of associate	Impairment	Additions		March 31, 2023

Current assets:
Investments in marketable securities	3,696	148	-	-	-		3,844

Non-current assets:
Investment in associate	1,389	-	(60)	-	20	(b)	1,349

($000s)	January 1, 2022	Fair value through other comprehensive income (loss)	Loss of associate	Impairment		Additions		December 31, 2022
Current assets:
Investments in marketable securities	3,367	329	-	-		-		3,696

Non-current assets:
Investment in associate	2,429	-	(206)	(873	)(a)	39	(b)	1,389

(a)	The Company accounts for its investment in Paramount, a publicly listed company, using the equity method. During 2022, the Company concluded that the fair value of its investment in Paramount, determined based on the market price, declining significantly and recorded an impairment of $0.9 million in the consolidated statements of operations and comprehensive income (loss).

(b)	In 2023, the Company received 43,928 common shares of Paramount Gold Nevada (“Paramount”) for payment of interest, on the secured convertible notes, that accrued between July 1, 2022 and December 31, 2022. In 2022, the Company received 55,322 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 1, 2021 and June 30, 2022.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $3.8 million (December 31, 2022 - $3.7 million) in the consolidated statements of financial position. At March 31, 2023, the Company revalued its holdings in its investments and recorded a fair value increase of $0.1 million in the statement of operations and comprehensive income (loss).

Investment in associate relates to Paramount. As at March 31, 2023, the Company holds a 5.5% (December 31, 2022 – 5.6%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During the current quarter, the Company recorded its proportionate share of Paramount’s net loss of $0.1 million (first quarter of 2022 – $0.04 million) within equity loss of associate on the consolidated statements of operations and comprehensive income (loss). As at March 31 2023, the carrying value of the Company’s investment in Paramount was $1.3 million (December 31, 2022 - $1.4 million).

7.	Long-term receivables and other assets

($000s)	March 31, 2023	December 31, 2022
BC Hydro [1]	82,150	38,500
Canadian Exploration Expenses (Note 18)	9,337	9,337
British Columbia Mineral Exploration Tax Credit [2]	3,866	3,866
	95,353	51,703

1)	During the current quarter, The Company paid $43.6 million (as at December 31, 2022, $38.5 million) to British Columbia Hydro and Power Authority (“BC Hydro”) as advance payment made pursuant to the Company signing a facilities agreement with BC Hydro covering the design and construction of facilities to supply hydro-sourced electricity to the KSM project.

2)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter 2022, the Company completed discoveries with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at March 31, 2023, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (CRA) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of March 31, 2023 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

8.	Mineral Interests, Property and Equipment

($000s)	Mineral interests	Construction in progress	Property & equipment [1]	Right-of-use assets [1]	Total
Cost
As at January 1, 2022	632,005	27,061	3,080	407	662,553
Additions	55,069	120,287	43,177	2,030	220,563
As at December 31, 2022	687,074	147,348	46,257	2,437	883,116
Additions	7,862	43,667	-	-	51,529
As at March 31, 2023	694,936	191,015	46,257	2,437	934,645
Accumulated Depreciation
As at January 1, 2022	-	-	117	157	274
Depreciation expense	-	-	953	392	1,345
As at December 31, 2022	-	-	1,070	549	1,619
Depreciation expense [1]	-	-	425	156	581
As at March 31, 2023	-	-	1,495	705	2,200
Net Book Value
As at December 31, 2022	687,074	147,348	45,187	1,888	881,497
As at March 31, 2023	694,936	191,015	44,762	1,732	932,445

1)	Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress.

Mineral interests, property and equipment additions by project are as follows.

		Three months ended March 31, 2023
($000s)	January 1, 2023	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	March 31, 2023
Additions
KSM [1]	707,190	6,600	43,667	-	-	50,267	757,457
Courageous Lake	77,999	263	-	-	-	263	78,262
Iskut	49,904	352	-	-	-	352	50,256
Snowstorm	34,562	221	-	-	-	221	34,783
3 Aces	12,079	426	-	-	-	426	12,505
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
	883,116	7,862	43,667	-	-	51,529	934,645

		Year ended December 31, 2022
($000s)	January 1, 2022	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2022
Additions
KSM [1]	502,015	39,985	120,287	43,177	1,726	205,175	707,190
Courageous Lake	77,176	823	-	-	-	823	77,999
Iskut	41,779	8,125	-	-	-	8,125	49,904
Snowstorm	31,471	3,091	-	-	-	3,091	34,562
3 Aces	9,034	3,045	-	-	-	3,045	12,079
Grassy Mountain	771	-	-	-	-	-	771
Corporate	307	-	-	-	304	304	611
	662,553	55,069	120,287	43,177	2,030	220,563	883,116

1)	The KSM construction in progress additions during the current quarter includes $4.9 million of capitalized borrowing costs (year ended December 31, 2022 - $14.7 million).

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In December 2020, the Company purchased the Snowfield (renamed East Mitchell) property from Pretium Resources Inc. The East Mitchell property, located in the same valley that hosts KSM’s Mitchell deposit, was purchased for US$100 million ($127.5 million) in cash, a 1.5% net smelter royalty on East Mitchell property production, and a conditional payment of US$20 million, payable following the earlier of (i) commencement of commercial production from East Mitchell property, and (ii) announcement by the Company of a bankable feasibility study which includes production of reserves from the East Mitchell property. US$15 million of the conditional payment can be credited against future royalty payments.

Additions to mineral interests of $6.6 million (2022 - $40.0 million) consisted of costs incurred to carry out the Company’s environmental, technical support, exploration and drilling programs at KSM.

Additions to construction in progress consisted of $43.7 million (2022- $104.6 million) of KSM assets under construction costs, $4.9 million (2022- $14.7 million) of capitalized borrowing costs related to the secured note interest expense, and $0.4 million (2022- $0.9 million) of capitalized depreciation expense.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. In connection with the acquisition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

e)	3 Aces

In 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. through the issuance of 300,000 common shares valued at $6.6 million. Should the project attain certain milestones, including the confirmation of a National Instrument 43-101 compliant mineral resource of 2.5 million ounces of gold, the Company will pay an additional $1 million, and upon confirmation of an aggregate mineral resource of 5 million ounces of gold, the Company will pay an additional $1.25 million.

f)	Grassy Mountain

In 2013, the Company sold 100% of its interest in the Grassy Mountain Project with a net book value of $0.8 million retained within mineral properties, related to the option to either receive, at the discretion of the Company, a 10% net profits interest royalty or a $10 million cash payment. Settlement is due four months after the later of: the day that the Company receives a feasibility study on the project; and the day that the Company is notified that permitting and bonding for the mine is in place. The current owner of the Grassy Mountain Project is Paramount who completed a feasibility study in 2020 but they have not notified the Company that permitting and bonding for the mine is in place.

9.	Accounts payable and accrued liabilities

($000s)	March 31, 2023	December 31, 2022
Trade payables	13,374	15,686
Non-trade payables and accrued expenses	32,454	27,270
	45,828	42,956

1)	Non-trade payables and accrued expenses include $29.5 million (December 31, 2022 - $26.3 million) of accrued expenses related to construction at KSM.

10.	Provision for reclamation liabilities

($000s)	March 31, 2023	December 31, 2022
Beginning of the period	10,846	8,442
Disbursements	(233)	(4,519)
Environmental rehabilitation expense	-	6,851
Accretion	61	72
End of the period	10,674	10,846

Provision for reclamation liabilities – current	4,343	4,343
Provision for reclamation liabilities – long-term	6,331	6,503
	10,674	10,846

The estimate of the provision for reclamation obligations, as at March 31, 2023, was calculated using the estimated undiscounted cash flows of future reclamation costs of $11.3 million (December 31, 2022 - $11.5 million) and the expected timing of cash payments required to settle the obligations between 2023 and 2026. As at March 31, 2023, the discounted future cash outflows are estimated at $10.7 million (December 31, 2022 - $10.8 million). The nominal discount rate used to calculate the present value of the reclamation obligations was 3.8% at March 31, 2023 (4.07% - December 31, 2022). During the three months ended March 31, 2023, reclamation disbursements amounted to $0.2 million (three months ended March 31, 2022 - $0.3 million).

In 2022, the Company updated the closure plan for the Johnny Mountain mine site and charged an additional $6.6 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Expenditures include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs.

During the current quarter, the Company placed $0.02 million on deposit as security for the reclamation obligations at 3 Aces. As at March 31, 2023, the Company has placed a total of $20.7 million (December 31, 2022 - $20.6 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposit. As at March 31, 2023, the Company had $7.9 million (December 31, 2022, $7.9 million) of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM project. Subsequent to the quarter end, the Company placed $2.6 million surety bond on deposit with government regulators pledged as security against reclamation liabilities at KSM. Of the $2.6 million surety bond, 80% was uncollateralized.

11.	Secured note liability

On February 25, 2022, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) signed a definitive agreement to sell a secured note (“secured note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM Project (“KSM”) to institutional investors (“Investors”) for US$225 million. The transaction closed on March 24, 2022. The key terms of the secured note include:

●	When the secured note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”) maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the secured note to the Company, the 13-year anniversary of the issue date of the secured note.

●	Prior to its maturity, the secured note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by February 25, 2027, the fifth anniversary from closing, the Investors can put the secured note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the secured note is outstanding, the Investors can put the secured note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the secured note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the secured note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The Company entered into the loan commitment within the scope of IFRS 9 ‘Financial Instruments’ on February 25, 2022 related to the secured note, as at that date, the Company and the Investors were committed under pre-specified terms and conditions to complete the transaction. The loan commitment was initially recognized at a fair value of US$225 million. Upon funding of the secured note on March 24, 2022, the loan commitment was settled with no gain or loss recognized.

The secured note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from five year quoted forward price, and the discount rates. During the three months ended March 31, 2023, the fair value of the secured note increased, and the Company recorded $18.8 million loss (year ended December 31, 2022 - $18.7 million gain) on the remeasurement.

The following inputs and assumptions were used in the determination of fair value:

Inputs and assumptions	March 31, 2023	December 31, 2022
Weighted Average Life [1]	48.5 years	44.9 years
Forecast silver production in thousands of ounces	166,144	166,144
Five year quoted future silver price	US$29.58	US$29.38
Risk-free rate	3.7%	3.4%
Credit spread	5.0%	5.3%
Share price volatility	60%	60%
Silver royalty discount factor	8.9%	8.6%

1)	Weighted average life reflects the revised silver forecast production schedule contained in the recently filed KSM updated Preliminary Feasibility Study (“PFS”) and Preliminary Economic Assessment (“PEA”) for the KSM project filed in the second quarter of 2022.

The carrying amount for the secured note is as follows:

($000s)	March 31, 2023	December 31, 2022
Fair value beginning of the period	263,541	282,263
Change in fair value through profit and loss	11,746	(36,967)
Change in fair value through other comprehensive income (loss)	7,601	(2,912)
Foreign currency translation (gain) loss	(558)	21,157
Total change in fair value	18,789	(18,722)

Fair value end of the period	282,330	263,541

Sensitivity Analysis:

For the fair value of the secured note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Silver price forward curve	● Future silver prices were 10% higher	$16.5
	● Future silver prices were 10% lower	$(13.9)
● Discount rates (7.9% - 9.9%)	● Discount rates were 1% higher	$(23.7)
	● Discount rates were 1% lower	$30.9
Key unobservable inputs
● Forecasted silver production	● Silver production indicated silver ounces were 10% higher	$16.5
	● Silver production indicated silver ounces were 10% lower	$(13.9)

12.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at March 31, 2023 or December 31, 2022.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2023. The Company considers its capital to be share capital, stock-based compensation, warrants, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the current quarter, a US$100 million prospectus supplement was filed and the program was renewed. During the current quarter, the Company issued 313,666 shares, at an average selling price of $18.26 per share, for net proceeds of $5.6 million under the Company’s At-The-Market offering. In 2022, the Company issued 998,629 shares, at an average selling price of $22.82 per share, for net proceeds of $22.3 million under the Company’s At-The-Market offering.

In the current quarter, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. During the current quarter, the Company issued 313,666 shares, at an average selling price of $18.26 per share, for net proceeds of $5.6 million under the Company’s At-The-Market offering. Subsequent to the quarter end, the Company issued 423,879 shares, at an average selling price of $18.47 per share, for net proceeds of $7.7 million under Company’s At-The-Market offering.

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the current quarter, the Company incurred $0.5 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

b)	Stock options and restricted share units

The Company provides compensation to directors and employees in the form of stock options and RSUs. Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity. Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSUs.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2023	477,500	15.85	4,117	345,266	538	4,655
Amortized value of stock-based compensation	-	-	-	-	868	868
Outstanding at March 31, 2023	477,500	15.85	4,117	345,266	1,406	5,523

Exercisable at March 31, 2023	477,500

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding at January 1, 2022	1,023,334	14.61	8,125	173,800	572	8,697
Granted	-	-	-	320,266	187	187
Exercised option or vested RSU	(540,834)	13.54	(3,974)	(148,800)	(3,172)	(7,146)
Expired	(5,000)	13.14	(34)	-	-	(34)
Amortized value of stock-based compensation	-	-	-	-	2,951	2,951
Outstanding at December 31, 2022	477,500	15.85	4,117	345,266	538	4,655

Exercisable at December 31, 2022	477,500

The outstanding share options at March 31, 2023 expire at various dates between October 2023 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at March 31, 2023 is as follows:

	Options Outstanding		Options Exercisable
	Number	Remaining	Number
Exercise price	outstanding	contractual life	Exercisable
$16.94	50,000	7 months	50,000
$15.46	377,500	9 months	377,500
$17.72	50,000	1 year 3 months	50,000
	477,500		477,500

During the three months ended March 31, 2023, no options were exercised and no RSUs vested. During the year ended December 31, 2022, 540,834 options were exercised for proceeds of $3.9 million, and 148,800 RSUs vested. The weighted average share price at the date of exercise of options was $18.74.

In December 2022, 310,266 RSUs were granted. Of these, 37,500 RSUs were granted to Board members, 232,266 RSUs were granted to members of senior management, and the remaining 40,500 RSUs were granted to other employees of the Company. The fair value of the grants, of $5.1 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from six months to three years from the date of the grant and is dependent on certain corporate objectives being met. Of the $5.1 million fair value of the grants, $0.1 million was amortized during the fourth quarter of 2022, $0.8 million was amortized during the current quarter, and the remaining $4.2 million will be amortized over the remaining estimated service periods of the respective tranches.

During the third quarter of 2022, 10,000 RSUs were granted to a Board member. Half of the RSUs vest on the first anniversary of the appointment and the remaining half on the second anniversary. The fair value of the grants, of $0.2 million, was estimated as at the grant date to be amortized over the expected service period of the grants. As at March 31, 2023, $0.1 million of the fair value of the grants was amortized.

In December 2021, 123,800 RSUs were granted. Of these, 28,000 RSUs were granted to Board members, 75,200 RSUs were granted to members of senior management, and the remaining 20,600 RSUs were granted to other employees of the Company. The fair value of the grants, of $2.6 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately four months from the date of the grant was dependent on certain corporate objectives being met. Of the $2.6 million fair value of the grants, $0.4 million was amortized during the fourth quarter 2021, and the remaining $2.2 million was amortized during the first quarter of 2022. During the second quarter of 2022, 128,800 RSUs were vested and 119,800 RSUs were exchanged for common shares of the Company.

During the third and fourth quarter of 2021, 40,000 RSUs were granted to three new members of senior management. Half of the RSUs vest on the first anniversary of employment and the remaining half on the second anniversary. The fair value of the grants, of $0.9 million, was estimated at the grant date to be amortized over the expected service period of the grants. In 2022, 20,000 RSUs were vested, and as at March 31, 2023, $0.8 million of the fair value of the grants was amortized.

During the second quarter of 2021, 10,000 RSUs were granted to a Board member. Half of the RSUs vested on the first anniversary of the appointment and the remaining half will vest on the second anniversary. The fair value of the grants, of $0.2 million, was estimated as at the grant date to be amortized over the expected service period of the grants. During the second quarter of 2022, 5,000 RSUs were vested, and as at March 31, 2023, $0.2 million of the fair value of the grants was amortized.

c)	Basic and diluted net income (loss) per common share

Basic and diluted net loss attributable to common shareholders of the Company for the three months ended March 31, 2023 was $10.8 million (three months ended March 31, 2022 - $6.3 million net loss).

Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

($000s)	March 31, 2023	March 31, 2022
Weighted average number of common shares outstanding	81,554,849	79,245,796
Dilutive effect of options	-	-
Dilutive effect of RSUs	-	-
	81,554,849	79,245,796

For the three months ended March 31, 2023, 427,500 stock options and 345,266 RSUs were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive. For the three months ended March 31, 2022, 905,834 stock options and 163,000 RSUs were not included in the calculation of diluted earnings per share.

13.	Cash flow items

Adjustment for other non-cash items within operating activities:

		Three Months Ended
($000s)	Notes	March 31, 2023	March 31, 2022
Equity loss of associate	6	60	44
Unrealized gain on convertible notes receivable		15	14
Accrued interest income on convertible notes receivable		(20)	(19)
Depreciation	8	32	22
Finance costs, net		61	16
Effects of exchange rate fluctuation on cash and cash equivalents		22	56
		170	133

14.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s fair values of financial assets and liabilities were as follows:

	March 31, 2023
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	37,566	37,566	-	-	37,566
Short-term deposits	1,301	1,301	-	-	1,301
Amounts receivable	4,427	4,427	-	-	4,427
Investment in marketable securities	3,844	3,844	-	-	3,844
Convertible notes receivable	616	-	-	616	616
Long-term receivables	13,203	13,203	-	-	13,203
	60,957	60,341	-	616	60,957
Liabilities
Accounts payable and accrued liabilities	45,828	45,828	-	-	45,828
Secured note	282,330	-	-	282,330	282,330
	328,158	45,828	-	282,330	328,158

	December 31, 2022
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	46,150	46,150	-	-	46,150
Short-term deposits	81,690	81,690	-	-	81,690
Amounts receivable and prepaid expenses	6,260	6,260	-	-	6,260
Investment in marketable securities	3,696	3,696	-	-	3,696
Convertible notes receivable	631	-	-	631	631
Long-term receivables	13,203	13,203	-	-	13,203
	151,630	150,999	-	631	151,630
Liabilities
Accounts payable and accrued liabilities	42,956	42,956	-	-	42,956
Secured note	263,541	-	-	263,541	263,541
	306,497	42,956	-	263,541	306,497

The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2023, the Company had cash and cash equivalents of $37.6 million and short-term deposits of $1.3 million (December 31, 2022 - $46.2 million and $81.7 million, respectively) for settlement of current financial liabilities of $50.2 million (December 31, 2022 - $47.3 million). Except for the secured note liability and the reclamation obligations, the Company’s financial liabilities are primarily subject to normal trade terms.

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company’s has in place an At-the-Market Offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the current quarter, the Company raised $5.6 million, and subsequent to the quarter end, the Company raised a further $7.7 million through the program and has room for an additional US$89.9 million.

Subsequent to March 31, 2023, the Company agreed to the principal terms for the sale of a 1.2% net smelter royalty, on its KSM project, to Sprott Resource Streaming and Royalty Corp. for US$150 million (approximately $200 million at current exchange rates). Closing of the transaction is anticipated in the second quarter and is subject to customary conditions including settling final documentation and obtaining all necessary third-party consents and regulatory approvals.

The following tables detail the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the Consolidated Statements of Financial Position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
Secured note including interest	19,808	39,616	39,616	183,646	282,686
Flow-through share expenditures	14,490	-	-	-	14,490
Lease obligation	496	834	106	92	1,528
	34,794	40,450	39,722	183,738	298,704

As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing and from the sale of non-core assets. Refer to Note 12 for details on equity financing.

Market Risk

(a) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liability (Note 11) bears interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secure note liability and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at March 31, 2023, the Company had cash and cash equivalents, investment in associate, convertible notes receivable, loan receivable, reclamation deposits, accounts payable, accrued liabilities and secured note that are in US dollars.

(c) Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $3.6 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

15.	Corporate and administrative expenses

	Three months ended March 31,
($000s)	2023	2022
Employee compensation	1,620	1,238
Stock-based compensation	868	2,293
Professional fees	274	259
Other general and administrative	1,129	811
	3,891	4,601

16.	Related party disclosures

During the three months ended March 31, 2023 and 2022, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17.	Income taxes

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.9 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2021 and 2022, the Company deposited $9.3 million into the accounts of certain investors with the Receiver General, in return for their agreement to object to their respective assessments and agreement to repay the Company the full amount deposited on their behalf upon resolution of the Company’s appeal. The deposits made has been recorded as long-term receivables on the statement of financial position as at March 31, 2023.

18.	Commitments and contingencies

	Payments due by years
($000s)	Total	2023	2024-25	2026-27	2028-29
Secured note – interest	133,704	14,856	39,616	39,616	39,616
Capital expenditure obligations	51,321	51,321	-	-	-
Flow-through share expenditures	14,490	14,490	-	-	-
Mineral interests	5,590	634	1,652	1,652	1,652
Lease obligation	1,528	496	834	106	92
	206,633	81,797	42,102	41,374	41,360

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $32.8 million of which the Company has paid $24.9 million to BC Hydro and the remaining balance is due in December 2023. In addition, the Facilities Agreement requires $59.7 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company has paid $57.1 million to BC Hydro and the balance is due in December 2023. The $59.7 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Prior to its maturity, the secured note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares. Refer to Note 11 for details on the secured note.

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